222 W. Las Colinas Blvd., Suite 900N
Irving, Texas 75039

Filed as EDGAR Correspondence

April 5, 2012

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

ATTN:  Nudrat Salik, Staff Accountant

Re:      Celanese Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 10, 2012
Form 8-K
Filed January 31, 2012
File No. 1-32410

Dear Ms. Salik:

This letter confirms our telephone conversation on Friday, March 30, 2012, that Celanese Corporation will respond to the comments of the staff of the Securities and Exchange Commission on or before April 30, 2012. The extension was requested based on a variety of factors, including relocation of our corporate office, and the nature and extent of the comments received.

Please do not hesitate to contact me at (972) 443-4704 if you have any questions.

Very truly yours,

/s/ James R. Peacock III
James R. Peacock III
Vice President, Deputy General Counsel, and Assistant Corporate Secretary

cc:	Mark C. Rohr
Steven M. Sterin
Gjon N. Nivica